EXHIBIT 99.1

Endeavour Silver Produces 942,274 oz Silver and 10,260 oz Gold (1.8 Million oz Silver Eq.) in Third Quarter, 2020; Hosting Video Zoom Update on October 13, 2020

VANCOUVER, British Columbia, Oct. 08, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) reports production of 942,274 silver ounces (oz) and 10,260 gold oz in Q3, 2020, for silver equivalent (“AgEq”) production of 1.8 million oz at an 80:1 silver:gold ratio, bringing the year to date production total to 4.4 million AgEq oz.

Endeavour operates three high grade, underground, silver-gold mines in Mexico; Guanacevi in Durango state, Bolanitos in Guanajuato state and El Compas in Zacatecas state. Production returned to plan in Q3, notwithstanding a heavy rain season, after a two month shut down in Q2 following a government mandated suspension of mining operations due to COVID-19.

Bradford Cooke, Endeavour CEO, commented, “After riding out a challenging Q2 with our mining operations suspended for more than half the quarter, due to the government COVID-19 mandate, our operations team were able to deliver a return to our production plan in Q3, 2020. I commend all of our employees for quickly and fully embracing our COVID-19 precautionary measures to prevent contagion at our mine sites.”

“This pandemic has temporarily changed our lives and required all of us to be persistent with our safety procedures to operate as safely and effectively as possible. We continue to keep our higher risk people safe at home during this period and yet our mines are running near capacity despite having fewer employees on site, a testament to the positive response by our operations management and employees.”

2020 Third Quarter Highlights

  Consolidated Silver Equivalent Production Continues to Improve Q-o-Q: Production was up 66% compared to Q2, 2020 due to the resumption of normal throughput.

  Guanacevi Grades Continue to Outperform: Silver and gold grades continued to deliver well above plan however throughput was affected by significant rainfall in August and September. Over 24,000 tonnes of ore was stockpiled at the plant during the quarter. Management anticipates reaching 1,200 tpd in Q4, while reviewing alternatives to better manage next year’s rainy season.

  Bolanitos Performance Continues to Improve: Throughput approached 1,075 tpd while gold grades aligned with plan and silver grades remain lower than plan. Output from San Miguel is expected to increase in Q4, 2020 as mine development is completed and grades will rise.

  El Compas Performance Remains Steady: Throughput at 260 tpd remains steady while gold grades were similar to plan, but silver grades remain lower than plan. Brownfield exploration re-started in the quarter and will continue through Q4, 2020.

  Metal Sales and Inventories: Sold 741,263 oz silver and 8,998 oz gold, held 412,913 oz silver and 1,963 oz gold of bullion inventory and 13,761 oz silver and 1,032 oz gold in concentrate inventory. The Company’s improved balance sheet provided management with the flexibility to withhold metal from sale during the price correction over last two weeks of September. Management expects to sell a significant portion of the metal inventory in anticipation of a precious metal prices rebound in Q4, 2020.

  Robust Economics in the Updated 2020 Pre-Feasibility Study on the Terronera Mine Project: Represents the Company’s next core asset with a low CAPEX and low operating costs, short payback period and exceptional financial returns. See EDR news release dated July 14, 2020 or the accompanying webinar slides here.

  Strengthening Management Team with Newly Appointed Chief Operating Officer: Mr. Gray brings over 40 years experience in mine engineering and operations, including strategic planning, budget oversight, economic evaluations and corporate development. He has been responsible for designing, financing, constructing and operating large precious metal mines along with all related sustainability programs including health, safety, environmental, community, security and labour, and corporate responsibilities with stakeholders.

  Advancing Terronera: Awarded Feasibility Study contract to Wood Plc, for completion in the summer of 2021.

  Filed At-The-Market Prospectus Supplement for up to $60 million: Proceeds to be used for funding growth initiatives including advancing Terronera, Parral and prospective mergers and acquisitions and working capital purposes.

2020 Third Quarter Mining Operations

Consolidated silver production in Q3, 2020 was lower than Q3, 2019 due to lower silver grades from the Bolañitos and El Compas mines, and the November 2019 suspension of El Cubo operations, offset by a significant increase in silver grade ore at the Guanacevi mine. Consolidated gold production increased 6% due to higher throughputs and gold grade ore from the Bolañitos and Guanacevi mines, offset by lower grades from El Compas and the November 2019 suspension of the El Cubo operations.

Guanacevi silver and gold grades were both significantly higher than Q3, 2019 and well above plan. Mining the new, higher grade El Curso, Milache and SCS orebodies has led to the significantly improved ore grades. Mine output approached plan in Q3, 2020, however an extremely wet August and September impacted the plant throughput during the quarter. The mine added over 24,000 tonnes of ore to the plant stockpile in Q3, 2020 and as the rain subsides, management expects throughput to reach the plant capacity of 1,200 tpd by quarter-end. Management is reviewing alternatives to reduce the impact of rain on future plant throughput.

Bolanitos gold grades were higher and silver grades were lower than Q3, 2019. The Q2, 2020 mine re-start focused on accelerated mine development and additional dilution control in order to return to plan in Q3, 2020. Mine output and plant throughput approached plan and is expected to maintain these levels going forward. Silver grades remain lower than plan due to lower mine output from the San Miguel vein which has higher silver and gold grades than other working areas. The output from San Miguel vein is expected to increase in Q4, 2020 as development is completed. Mine development will continue to focus on completing access to the San Miguel ore body and commencing access to the Medallito discovery.

El Compas throughput was above plan, however dilution remains a continuing focus at the mine. El Compas grades were lower than Q3, 2019, and below planned grade. The variation of grades was due to dilution and normal fluctuations in the ore body.

Production Highlights for Three Months and Nine Months Ended September 30, 2020.

Three Months Ended September 30			Q3 2020 Highlights	Nine Months Ended September 30
2020	2019	% Change		2020	2019	% Change
206,324	234,196	(12%)	Throughput (tonnes)	519,771	718,355	(28%)
942,274	948,547	(1%)	Silver ounces produced	2,396,478	3,079,224	(22%)
10,260	9,716	6%	Gold ounces produced	24,553	29,329	(16%)
932,837	938,572	(1%)	Payable silver ounces produced	2,373,246	3,028,383	(22%)
10,041	9,465	6%	Payable gold ounces produced	24,078	28,606	(16%)
1,763,074	1,725,827	2%	Silver equivalent ounces produced(1)	4,360,718	5,425,544	(20%)
741,262	835,045	(11%)	Silver ounces sold	2,041,601	3,004,495	(32%)
8,997	9,373	(4%)	Gold ounces sold	21,669	28,348	(24%)

(1)   Silver equivalent ounces calculated using 80:1 ratio.

Production Tables for Third Quarter, 2020 by Mine (2)

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	83,816	911	336	0.95	89.1%	91.5%	806,917	2,342
Bolañitos	98,945	1,075	42	2.04	83.9%	89.1%	112,094	5,779
El Compas	23,563	256	48	3.98	64.0%	70.9%	23,263	2,139
Consolidated	206,324	2,243	162	1.82	87.6%	85.0%	942,274	10,260

(1)   gpt = grams per tonne

Production Tables for Nine Months Ended September 30, 2020 by Mine (2)

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day (2)	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	240,254	877	306	0.94	88.0%	91.1%	2,079,378	6,616
Bolañitos	223,842	817	42	1.93	84.0%	87.9%	253,901	12,209
El Compas	55,675	203	54	4.28	65.4%	74.8%	63,199	5,728
Consolidated	519,771	1,897	165	1.72	86.7%	85.2%	2,396,478	24,553

(1)   gpt = grams per tonne
(2)   results for the year to date represent a partial period of production, as operations were suspended for more than half the second quarter, as mandated by the Mexican Government in response to the pandemic

ZOOM Video Update – Third Quarter, 2020 Production Results

A zoom video webcast to discuss these results is scheduled for Tuesday October 13, 2020, at 10:00 a.m. Pacific time (1:00 p.m. Eastern time), with Dan Dickson, Chief Financial Officer and Galina Meleger, Director of IR. The zoom webcast will be archived for replay 24 hours after the event, under the Company's website at www.edrsilver.com under the Investor Relations, Events, Webcast section. To join this event, you must use the ZOOM app or web-based platform.

ZOOM Registration:  https://zoom.us/webinar/register/WN_PuHpYdU7TdCDveR8LmkEOg

After registering for the meeting, you will receive an email confirmation with the direct webinar link. A Question & Answer period will follow the brief presentation. Participants can submit a question through the chat feature in zoom or can email questions in advance directly to gmeleger@edrsilver.com

Release of Third Quarter, 2020 Financial Results and Conference Call

The 2020 Third Quarter Financial Results will be released before market on Thursday, November 5, 2020 and a telephone conference call will be held the same day at 10:00am PT (1:00pm ET). To participate in the conference call, please dial the numbers below. No pass code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass code is 5378#. The audio replay and a written transcript will be available on the Company’s website at www.edrsilver.com under the Investor Relations, Events section.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forwardlooking statements and information herein include but are not limited to statements regarding the impact of suspension of mining operations, Endeavour’s anticipated performance in 2020, including production forecasts, cost estimates and metal price estimates, and the timing and results of mine expansion and development and receipt of various permits. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, uncertainty of the ultimate impact of the COVID-19 pandemic on operations, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; metal prices; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, the impact of the COVID-19 pandemic on mining operations in Mexico generally, and the Company’s operations specifically, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, resource and reserve estimates, metal prices, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.